UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November, 2022
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated November 14, 2022, announcing preliminary financial results for the quarter ended September 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: November 15, 2022	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q3 2022

SFL Corporation Ltd.

Preliminary Q3 2022 results and quarterly cash dividend of $0.23 per share

Hamilton, Bermuda, November 14, 2022. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended September 30, 2022.

Highlights
•75th consecutive quarterly dividend declared, $0.23 per share
•Net profit of $49.9 million, or $0.39 per share in the third quarter
•Received charter hire1 of approximately $177.5 million in the quarter from the Company’s vessels and rigs, including $11.3 million of profit share
•Adjusted EBITDA2 of $117.7 million from consolidated subsidiaries, plus an additional $7.9 million adjusted EBITDA2 from associated companies
•Acquisition of two newbuilding feeder container vessels with seven year charters to Maersk and a car carrier with six year charter to a leading car carrier operator
•Delivery of four modern suezmax tankers which immediately commenced six year charters to a subsidiary of Koch Industries, a world leading industrial conglomerate

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

«We are pleased to declare our 75th consecutive dividend, demonstrating our unwavering commitment to return value to the shareholders, with more than $2.5 billion paid in dividends so far. Furthermore, our fixed-rate charter backlog currently stands at $3.8 billion after adding approximately $1.6 billion the last 12 months, providing us with strong visibility on our long term dividend distribution capacity going forward.

Our full-service time charter offering and energy efficiency initiatives across the fleet has given us the opportunity to do multiple repeat transactions with several of our industry leading counterparties. Many of the recent charters include profit sharing features, and we remain committed to continue to grow and diversify our portfolio».

Quarterly Dividend
The Board of Directors has declared a quarterly cash dividend of $0.23 per share. The dividend will be paid on or around December 30, 2022, to shareholders of record as of December 14, 2022, and the ex-dividend date on the New York Stock Exchange will be December 13, 2022.

1 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest, amortization, and capital payments.

Results for the Quarter ended September 30, 2022
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $166.9 million in the third quarter of 2022, compared to $153.3 million in the previous quarter. This figure is lower than the cash received as it excludes approximately $11.7 million of charter hire which is not identified as operating revenues pursuant to U.S. GAAP. This comprises of ‘repayment of investment in sales-type, direct financing leases and leaseback assets’ and revenues from entities classified as ‘investment in associates’ for accounting purposes.

The net result was impacted by non-recurring or non-cash items, including positive mark-to-market effects relating to interest rate swaps of $5.5 million, and gains relating to bond and equity investments of $8.6 million in the quarter. There was also a non-cash increase of $0.5 million in credit loss provisions in the quarter.

Reported net income pursuant to U.S. GAAP for the quarter was $49.9 million, or $0.39 per share.

Business Update
As of September 30, 2022, and adjusted for subsequent transactions, the estimated fixed rate charter backlog3 from the Company’s fleet of 78 wholly or partly owned vessels and newbuildings under construction was approximately $3.8 billion with a weighted remaining charter term of 6.8 years.

Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit sharing feature that may improve SFL’s operating results.

The vast majority of SFL’s vessels are employed on time charters where the Company is responsible for technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these services.

Liners
SFL has a liner fleet of 36 container vessels, including announced transactions, and seven car carriers of which four are under construction. The liner fleet generated approximately $97.9 million in gross charter hire in the quarter. Approximately $10.1 million of the hire was profit share from scrubber fuel savings.

As of September 30, 2022, the estimated fixed rate charter backlog3 from the wholly and partly owned liner fleet was approximately $2.5 billion, with an average remaining charter term of approximately 4.7 years or 7.4 years if weighted by charter hire. The charter backlog includes approximately $0.5 billion from seven car carriers.

During the quarter, the Company acquired two newbuilding feeder container vessels with seven year charters to Maersk. The first vessel was delivered to SFL in September and the second is expected in November. The charters contain purchase options at the end of year six and seven, including a profit share feature. The transaction increased the fixed rate charter backlog by approximately $120 million.

Subsequent to quarter end, SFL acquired a mid-size car carrier with charter until 2028 to a leading car carrier operator. SFL expects to take delivery of the vessel during the fourth quarter. The transaction adds approximately $65 million to SFL’s fixed rate charter backlog, in addition to potential profit share related to scrubber fuel savings.

3 Fixed rate backlog as per September 30, 2022 includes fully owned vessels, rigs and 100% of four partially owned 19,000 teu container vessels, which SFL also manages. It also includes subsequent transactions. The backlog excludes charterers’ extension options and purchase options (if applicable).

Tankers
SFL has a fleet of 18 crude oil, product and chemical tankers including announced transactions, with the majority employed on long term charters. The vessels generated approximately $42.4 million in gross charter hire during the quarter.

The Company has two Suezmax tankers and two chemical tankers trading in the spot and short term charter market, and these vessels earned net charter hire of $11.5 million in the third quarter, compared to approximately $6.6 million in the second quarter.

During the third quarter, the Company announced an agreement to acquire four modern Suezmax tankers in combination with six year time charters to a subsidiary of Koch Industries, a world leading industrial conglomerate, adding approximately $250 million to SFL’s fixed rate charter backlog. Two vessels were delivered to SFL in September, and the last two were delivered subsequent to quarter end.

Dry Bulk
The Company has 15 dry bulk carriers of which nine were employed on long term charters in the quarter. SFL generated approximately $26.5 million in gross charter hire from the dry bulk fleet in the third quarter, including approximately $1.2 million of profit share.

The six vessels employed in the spot and short term market earned approximately $10.2 million in net charter hire during the third quarter, compared to approximately $13.4 million from five vessels in the previous quarter.

Offshore
SFL owns two harsh environment drilling rigs, the 2008 built semi-submersible rig Hercules and the 2014 built jack-up rig Linus. During the third quarter, the Company received $10.7 million of charter hire from the rigs.

At the end of the third quarter, Linus was redelivered from Seadrill, and is now managed by Odfjell Technology on behalf of SFL. The rig is under a long term contract with ConocoPhillips Skandinavia AS until year end 2028, and the rig works on the greater Ekofisk field, one of the largest oil fields in Norway.

The harsh environment semi-submersible rig Hercules remains on a bareboat charter to Seadrill, currently estimated to end in December 2022. The rig will then be redelivered to SFL in Norway, and thereafter managed by Odfjell Drilling on behalf of SFL. The rig will undergo its scheduled special periodic survey in Q1 2023, and is currently being marketed for new charter opportunities from Q2 2023 onwards.

Financing and Capital Expenditure
As of September 30, 2022, SFL had approximately $179 million of cash and cash equivalents. The Company also had investments in debt and equity securities of $9.3 million and unencumbered vessels for a combined value of approximately $113.5 million at the end of the third quarter.

During the third quarter, SFL secured refinancing facilities for its eight capesize vessels and two kamsarmax vessels, for $115 million and $23 million respectively. The transactions freed up approximately $25 million across the ten vessels.

Also during the third quarter, the Company entered into agreements for long term financing of two 14,000 teu container vessels in the Japanese market. The combined amount is $240 million and the first vessel was closed in October, whereas the second one is scheduled for December, 2022. The transaction frees up approximately $120 million compared to the previous secured financing on these two vessels.

SFL is in advanced discussions to arrange a $144 million long term facility to part finance four recently acquired suezmax tankers. This facility is expected to close later in the fourth quarter.

At the end of the quarter, SFL had four dual fuel car carriers under construction for delivery in 2023 and 2024. The remaining capital expenditures related to yard instalments was approximately $225 million at quarter end. The majority of this is expected to be financed by debt facilities in due course.

Subsequent to quarter end, the Company agreed to acquire a mid-size car carrier in combination with long term charter to a leading car carrier operator until 2028. Together with the recently acquired 2,500 teu container vessels, these are expected to be financed by a combination of cash at hand and new long term debt facilities.

Strategy and Outlook
We have continued to execute on our long-standing strategy of acquiring attractive assets with long term charters to reputable operators in the shipping and offshore markets, supporting a long term dividend capacity. And over the years, SFL has also sold older, less economical assets, which has improved the overall profile of the fleet.

The diversified and extensive charter portfolio with approximately seven years weighted average charter term provides the Company with good visibility into future cash flows. And many of our charters have been structured with optionality features, which may provide significant further upside for SFL.

In addition to the asset portfolio and charters, a key distinguishing feature is SFL’s ability to source attractively priced long term financing. Most of the financing is fixed rate or swapped to fixed via financial hedging instruments, and with the recent rise in interest rate, we now see the benefits of a conservative financing strategy. Similar to our chartering strategy, we have aimed to have significant diversification in our funding base, both in terms of structure and geography, as this will give us more flexibility over time.

We expect to continue building our backlog through new asset acquisitions and investments to further enhance the visibility of our cash flows, supporting our long term dividend distribution capacity.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ with the corresponding lease debt reported as ‘finance lease liability’, short and long term.

Additionally, another nine container vessels and one VLCC were reported as ‘Investment in sales-type, direct financing leases and leaseback assets’ in the Company’s consolidated accounts at quarter end.

Under U.S. GAAP, the partly owned affiliates owning four container vessels were accounted for as ‘investment in associates’ applying the equity method. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these affiliates were not included in SFL’s consolidated income statement. Instead, the net contribution from these affiliates were recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment the Company has in assets held in such equity method investees is a combination of ‘Investment in associates’ and ‘Amount due from related parties – Long term’ as a substantial part of the investments initially undertaken in these associated companies were funded by intercompany loans provided by SFL.

In accordance with the Expected Credit Loss model for assets classified as financial assets under U.S. GAAP, a calculation of a credit loss provision is carried out each quarter on SFL’s direct financing lease receivables, amongst other assets, based on historical experience, current conditions and reasonable supportable forecasts, and recorded on the balance sheet with the corresponding change in the provision being recorded on the income statement. At the end of the quarter, the Company and affiliates accounted for as associates, carried a total credit loss provision of $4.1 million.

Non-U.S. GAAP Financial Measures
In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-U.S. GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-U.S. GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-U.S. GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, including the bankruptcy proceedings relating to Seadrill and certain of its subsidiaries and timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

November 14, 2022

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Chief Treasurer and Senior Vice President: +47 23114055
Marius Furuly, Vice President: +47 23114016

For more information about SFL, please visit its website: www.sflcorp.com

SFL CORPORATION LTD.
THIRD QUARTER 2022 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Sep 30,	Jun 30,	2021
except per share data)	2022	2022	(audited)
Charter revenues: operating leases and revenue contracts	153,480	145,834	466,598
Charter revenues: sales-type, direct financing and leaseback assets (excluding charter hire treated as Repayments)(1)	2,102	2,309	26,094
Profit share income	11,308	5,154	20,704
Total operating revenues	166,890	153,297	513,396
Gain on sale of assets and termination of charters	—	13,228	39,405

Vessel and rig operating expenses	(50,659)	(39,817)	(156,732)
Administrative expenses	(3,180)	(3,777)	(12,974)
Depreciation	(47,591)	(46,625)	(138,330)
Vessel impairment charge	—	—	(1,927)
Total operating expenses	(101,430)	(90,219)	(309,963)

Operating income	65,460	76,306	242,838

Results in associates	715	706	4,194
Interest income from associates	1,150	1,138	6,921
Interest income, other	685	661	529
Interest expense	(27,841)	(24,873)	(90,385)
Amortization of deferred charges	(2,272)	(1,422)	(6,705)
Gain on Investments in debt and equity securities	8,627	1,961	995
Interest and valuation gain on non-designated derivatives	5,451	3,730	4,875
Other financial items	(2,090)	(799)	1,081
Taxes	—	—	—
Net income	49,885	57,408	164,343

Basic earnings per share ($)	0.39	0.45	1.35

Weighted average number of shares(2)	126,786,600	126,785,545	122,140,675
Common shares outstanding(2)	126,796,331	126,785,545	126,785,545

(1)‘Charter revenues: sales-type, direct financing and leaseback assets’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type, direct financing & leaseback assets’ under US GAAP, which for the three months ended September 30, 2022 was $3.9 million (three months ended June 30, 2022: $3.9 million; full year 2021: $36.3 million)
(2)The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share

SFL CORPORATION LTD.
THIRD QUARTER 2022 REPORT (UNAUDITED)

BALANCE SHEET	Sep 30,	Jun 30,	Dec 31, 2021
(in thousands of $)	2022	2022	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	178,682	223,816	145,622
Restricted cash	—	5,714	8,338
Investment in marketable securities	9,332	20,734	21,210
Amount due from related parties	6,213	6,584	8,557
Investment in sales-type, direct financing & leaseback assets, current portion	15,488	15,544	23,484
Other current assets	81,597	58,576	43,105

Long term
Vessels and equipment, net	2,455,644	2,350,247	2,230,583
Vessels and equipment under finance lease, net	625,175	635,587	656,072
Newbuildings and vessel deposits	97,822	61,769	57,093
Investment in sales-type, direct financing & leaseback assets, long term	107,425	111,217	181,282
Investment in associates(2)	16,570	16,584	16,635
Amount due from related parties - long term(2)	45,000	45,000	45,000
Other long term assets	52,344	38,427	22,316

Total assets	3,691,292	3,589,799	3,459,297

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	962,741	760,473	302,769
Amount due to related parties	1,462	1,246	1,295
Finance lease liability, current portion	53,035	52,397	51,204
Other current liabilities	79,203	46,072	45,048

Long term
Long term interest bearing debt, net of deferred charges	1,062,218	1,203,068	1,586,445
Finance lease liability, long term	432,962	446,426	472,996
Other long term liabilities	28,305	33,563	17,213

Stockholders’ equity	1,071,366	1,046,554	982,327

Total liabilities and stockholders’ equity	3,691,292	3,589,799	3,459,297
(1)Not including cash held by affiliates accounted for as ‘Investment in associates’
(2)One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’

SFL CORPORATION LTD.
THIRD QUARTER 2022 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Sep 30,	Jun 30,	2021
	2022	2022	(audited)

OPERATING ACTIVITIES
Net income	49,885	57,408	164,343
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	50,333	49,632	151,706
Vessel impairment charge	—	—	1,927
Adjustment of derivatives to fair value recognised in net income	(5,211)	(4,338)	(11,591)
Gain on Investments in debt and equity securities	(8,627)	(1,961)	(995)
Results in associates	(715)	(706)	(4,194)
Gain on sale of assets and termination of charters	—	(13,228)	(39,405)
Repayment of Investment in sales-type, direct financing & leaseback assets	3,854	3,896	36,276
Other, net	1,435	306	1,799
Change in operating assets and liabilities	(11,039)	(5,809)	(6,271)
Net cash provided by operating activities	79,915	85,200	293,595

INVESTING ACTIVITIES
Purchase of vessels and capital improvements in progress	(143,111)	(129)	(520,271)
Net investment in newbuildings and vessel deposits	(36,053)	(7,988)	(61,351)
Proceeds from sale of vessels and termination of charters	—	83,333	183,886
Cash received from associates	728	719	9,998
Other assets / investments	(3,546)	(6,888)	(1,312)
Net cash provided by/ (used in) investing activities	(181,982)	69,047	(389,050)

FINANCING ACTIVITIES
Repayments of finance lease liability	(12,826)	(12,742)	(48,887)
Proceeds from long and short term debt	342,000	48,750	586,750
Repayment of long and short term debt	(246,362)	(88,643)	(301,451)
Resale/ (repurchase) of Company bonds	—	—	(215,098)
Expenses paid in connection with securing finance	(2,432)	(374)	(8,025)
Cash received from share issuance	—	—	89,280
Cash dividends paid	(29,161)	(27,893)	(77,552)
Net cash provided by/ (used in) financing activities	51,219	(80,902)	25,017

Net increase/ (decrease) in cash, cash equivalents and restricted cash	(50,848)	73,345	(70,438)
Cash, cash equivalents and restricted cash at beginning of period	229,530	156,185	224,398
Cash, cash equivalents and restricted cash at end of period	178,682	229,530	153,960

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2022 (UNAUDITED)

Please note that full preliminary accounts for River Box Holding Inc. (4x 19,000 teu container vessels) are available from the Company's website: www.sflcorp.com

Condensed income statement data for the three months ended September 30, 2022

River Box
(in thousands of $)	Holding Inc
Share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases) (1)	4,831
Interest expense, related party (2)	(574)
Interest expense, other	(3,555)
Other items (3)	13
Net income (4)	715
(1)‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended September 30, 2022 was $3.0 million
(2)‘Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended September 30, 2022, the Company recorded $1.2 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown
(3)‘Other items’ includes a decrease of the credit loss provision of $0.0 million for the three months ended September 30, 2022
(4)‘Net income from this affiliate appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of September 30, 2022

River Box
(in thousands of $)	Holding Inc (1)
Share presented	49.9%
Cash and cash equivalents	2,386
Investment in direct financing leases including current portion	250,455
Total assets	252,841

Short term and long term portions of lease liability	212,753
Other current liabilities	1,063

Long term loans from shareholders, net (2)	22,455

Stockholder's equity (3)	16,570

Total liabilities and stockholder's equity	252.841

(1)100% of River Box Holding Inc was deconsolidated on December 31, 2020 and the Company's 49.9% share is shown in the total above
(2)The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9% share of River Box Holding’s balance sheet is shown
(3)‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
THIRD QUARTER 2022 (UNAUDITED)

Adjusted EBITDA	Three months ended
	Sep 30, 2022
(in thousands of $)	Company (excluding associates)	49.9% owned associates

Net cash provided by operating activities	79,915	3,879
Non cash movements in other assets and liabilities	12,015	(152)
Interest related to Non- Designated Derivatives	(240)	—
Interest expense	27,841	3,555
Interest income, other	(661)	—
Interest/ (income) expense from associates	(1,150)	574

Adjusted EBITDA (1)	117,720	7,856

(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments